Filed pursuant to Rule 424(b)(3)
File No. 333-239925

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

MARCH 2022

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated January 28, 2022, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

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The following supplements and supersedes any contrary information contained in the sections of the Prospectus entitled "Prospectus Summary—The Adviser" and "Management of the Fund—The Adviser" and the section of the SAI entitled "Investment Advisory Services":

At a special meeting of Fund Investors held on February 18, 2022, Investors approved the new investment advisory agreement with the Adviser and new sub-advisory agreement with the Sub-Adviser.

On March 11, 2022, Central Park Group and Macquarie announced that the Transaction had closed earlier that day (the "Closing"). The Adviser, now a wholly-owned subsidiary of Macquarie, will continue to operate as "Central Park Advisers, LLC," and the Fund will continue to be managed by the same investment personnel at the Sub-Adviser who, prior to the Closing, were employed by the Sub-Adviser.

The new investment advisory agreement is identical in all material respects to the prior agreement, except that the new investment advisory agreement provides that the Fund may bear a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund (including, without limitation, the review and updating of the registration statement, review of investor reports, preparing materials relating to Board and investor meetings, the negotiation of service provider agreements and other contracts for the Fund and the preparation and review of various regulatory filings for the Fund) and producing Fund regulatory materials (including, without limitation, the production and formatting of investor reports and offering documents for the Fund). The prior agreement did not specifically provide for the allocation of certain internal expenses. None of these expenses will be allocated to the Fund for a period of at least two years following the Closing. Macquarie believes that the provision by personnel of the Adviser or its affiliates of such services currently provided by external counsel and service providers will be more cost-efficient for the Fund. There is no guarantee, however, that this expectation will prove to be true.

The New Agreements will continue in effect for an initial period of two years from the Closing. The new investment advisory agreement may be terminated at any time, without the payment of any penalty, by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Adviser or by the Adviser at any time, without the payment of any penalty, on 60 days' written notice to the Fund. The new sub-advisory agreement may be terminated at any time, without the payment of any penalty by the Adviser on 60 days' written notice to the Sub-Adviser, by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Sub-Adviser or by the Sub-Adviser on 90 days' written notice to the Fund and the Adviser. The New Agreements will automatically terminate in the event of their "assignment" (as defined in the 1940 Act).

The following supplements and supersedes any contrary information contained in the Prospectus and SAI:

As a result of the Closing, the Adviser's new principal office is located at 125 West 55th Street, New York, New York 10019. Accordingly, all references in the Prospectus and the SAI to the offices of the Fund and the Adviser are deleted in their entirety and replaced with the foregoing address. The office telephone number remains (212) 317-9200, and the Adviser continues to maintain an office at 500 Fifth Avenue, 31st Floor, New York, NY 10110.

The following supersedes the portion of the table set forth in the section of the SAI entitled "Directors and Officers" with regard to the Fund's officers who are not Directors:

Name, Age, Address[1] and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael Mascis (54) Principal Accounting Officer	Term — Indefinite Length — Since Inception	Chief Financial Officer of Central Park Group, LLC since 2006
Seth L. Pearlstein (55) Chief Compliance Officer	Term — Indefinite Length — Since Inception	Chief Compliance Officer of Central Park Advisers, LLC since 2015
Gregory Brousseau (66) Vice President	Term — Indefinite Length — Since Inception	Co-Chief Executive Officer of Central Park Group, LLC since 2006
Ruth Goodstein (61) Vice President	Term — Indefinite Length — Since Inception	Chief Operating Officer of Central Park Group, LLC since 2006
Anthony G. Ciavarelli (49) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2002
David F. Connor (58) Vice President	Term — Indefinite Length — Since March 11, 2022	General Counsel of Macquarie Asset Management Public Investments Americas since 2015
Graeme Conway (47) Vice President	Term — Indefinite Length — Since March 11, 2022	Chief Commercial Officer and Head of Strategic Solutions of Macquarie Asset Management since 2012
Michael E. Dresnin (49) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2005
Jerel A. Hopkins (50) Vice President	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2004
Earthen Johnson (38) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2017; Associate of Drinker Biddle & Reath LLP (2011 – 2017)

Name, Age, Address[1] and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Brian Murray (55) Vice President	Term — Indefinite Length — Since March 11, 2022	Chief Compliance Officer of Macquarie Asset Management Public Investments since 2017; Chief Compliance Officer of Macquarie Asset Management (2004 – 2017)
Richard Salus (58) Vice President	Term — Indefinite Length — Since March 11, 2022	Global Head of Fund Services of Macquarie Asset Management since 2016
Jennifer Shields (47) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2016
Emilia Wang (47) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2007
Kathryn Williams (51) Assistant Secretary	Term — Indefinite Length — Since March 11, 2022	Associate General Counsel of Macquarie Asset Management since 2001

[1]	The address for each officer is 125 West 55th Street, New York, New York 10019.

Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia).  The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank.  Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities.  In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

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